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FEB 22 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Vista Point Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Mission Street, Suite 2650
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lyon **(415) 722-3506**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Suite 270	**Walnut Creek**	**California**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Michael Lyon**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vista Point Advisors, LLC**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SEC Mail Processing
FEB 22 2021
Washington, DC

Michael H. Lyon
Signature

Owner & MD
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 18th day of February, 2021, by Michael David Lyon, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________ (Seal)

SAMIR BOUREMA
Notary Public - California
San Francisco County
Commission # 2301791
My Comm. Expires Aug 17, 2023

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISTA POINT ADVISORS, LLC

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Vista Point Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vista Point Advisors, LLC as of December 31, 2020, the related statements of income, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vista Point Advisors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vista Point Advisors, LLC's management. Our responsibility is to express an opinion on Vista Point Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vista Point Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934 ("SEA") and Schedules II and III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Vista Point Advisors, LLC's financial statements. The supplemental information is the responsibility of Vista Point Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as Vista Point Advisors, LLC's auditor since 2018.
Walnut Creek, California
February 12, 2021

VISTA POINT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	3,958,017
Investment in securities		1,025,072
Prepaid expenses		165,977
Notes receivable from members		961,423
Deposits		87,523
Right-of-use asset		13,459
Operating lease right-of-use assets		1,758,990
Total assets	$	7,970,461

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	526,048
Deferred revenue		75,000
Operating lease liability		1,912,441
Loan payable		340,767
Other liabilities		13,459
Refundable deposits payable		43,740
Total liabilities		2,911,455
Members' capital		5,059,006
Total liabilities and members' capital	$	7,970,461

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE	
Investment banking fees	$ 17,777,880
Interest income	17,619
Reimbursed expenses	52,679
Total revenue	17,848,178
EXPENSES	
Guaranteed payments	7,859,194
Employee compensation and benefits	3,720,055
Professional fees	523,460
Occupancy and equipment rental	472,426
Depreciation	24,634
Other operating expenses	535,675
Total expenses	13,135,444
Net income	$ 4,712,734

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2020

Members' capital as of January 1, 2020	$	3,921,156
Distributions		(3,574,884)
Net income		4,712,734
Members' capital, as of December 31, 2020	$	5,059,006

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,712,734
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Purchase of restricted preferred stock	(700,000)
Purchase of preferred stock	(10,000)
Depreciation	24,634
Amortization of financed property and equipment	5,738
Interest income	(16,967)
(Increase) decrease in:	
Other receivable	36,965
Prepaid expenses	(104,590)
Deposits	59,862
Operating lease right-of-use assets	353,103
Increase (decrease) in:	
Accounts payable and accrued expenses	391,928
Deferred revenue	25,000
Operating lease liability	(199,652)
Net cash provided by operating activities	4,578,755
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(24,634)
Net cash used in investing activities	(24,634)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from loan	340,767
Reduction of finance lease liability	(5,738)
Distributions	(3,574,884)
Net cash used in financing activities	(3,239,855)
Net increase in cash	1,314,266
Cash, beginning of period	2,643,751
Cash, end of period	$ 3,958,017
NON-CASH INVESTING AND FINANCING ACTIVITY	
Increase in operating lease right-of-use asset and operating lease liability at adoption of ASC 842	$ 2,112,093
Increase in finance lease right-of-use asset and finance lease liability at adoption of ASC 842	$ 19,197

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Vista Point Advisors, LLC (the "Company") was organized as a Delaware limited liability company on January 13, 2011 and is located in San Francisco, California. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As a securities broker-dealer, the Company provides advisory services related to mergers and acquisitions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. As of December 31, 2020, there were no accounts receivable therefore no allowance was necessary.

Equipment
Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Additions and major renewals are capitalized. Depreciation is calculated using the straight-line method over the estimated useful life of the asset (five to seven years). The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

2. Summary of Significant Accounting Policies *(continued)*

Revenue Recognition
Investment banking revenue consists of retainer and success fees. Retainer fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement. See Note 12, Revenues from Contracts with Customers, for further information.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the balance sheet. Finance leases are included in property and equipment and other liabilities on the balance sheet. For the year ended December 31, 2020, the Company had one operating and one finance lease. See Note 8, Leases, for further information.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2016. A gross receipts tax and franchise fee of $118,333 and $1,265 were paid in 2020.

3. Recently Adopted Accounting Guidance

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13")
Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

4. Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2020, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits. At December 31, 2020, cash held at two financial institutions exceeded the Federal Deposit Insurance Corporation ("FDIC") limit by $3,458,017.

For the year ended December 31, 2020, 73% of revenue was earned from three clients.

5. Employee Benefit Plan

The Company has a qualified SEP IRA plan (the "Plan") which covers substantially all of its employees meeting certain eligibility requirements. Under the terms of the Plan, the Company may make contributions on behalf of the employees. The percentage contributed is consistent for all employees but may be changed by the Company. The continuance of the Plan is at the sole discretion of the Company. For the year ended December 31, 2020, the Company contributed $313,102 to the Plan.

6. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

6. Fair Value Measurements *(continued)*

Investments in Securities

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Restricted preferred stock	-	-	$ 1,015,072	$ 1,015,072
Preferred stock	-	-	10,000	10,000
Total Assets at fair value	-	-	$ 1,025,072	$ 1,025,072

Quantitative information about the Company's Level 3 fair value measurements of its investments as of December 31, 2020 is provided below. No transfers in or out of Level 3 occurred during 2020. In addition to the techniques and inputs noted in the table below, according to the Company's valuation policy, the Company may also use other valuation techniques and methodologies when determining its fair value measurements. The table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Company's fair value measurements.

Assets	Fair Value as of December 31, 2020	Valuation Technique	Inputs
Restricted preferred stock	$ 1,015,072	Cost	Recent purchase transaction
Preferred stock	$ 10,000	Cost	Recent purchase transaction

7. Related Party Transactions

Notes Receivable from Members

On December 12, 2016, the Company entered into a nine year note receivable with a member upon the redemption of members' interests. On June 14, 2017, the terms of events of acceleration were updated. The unpaid principal on this note bears interest at a rate of 1.47% per annum and is due on or after December 12, 2025. As of December 31, 2020, $3,675 of interest on the notes was receivable and the remaining unpaid balance of the note was $250,000.

7. Related Party Transactions *(continued)*

Notes Receivable from Members (continued)
On June 14, 2017, the Company entered into three nine year notes receivable with members upon the redemption of members' interests. In October 2017, the rate at which interest is accrued on the notes was amended. The unpaid principal on these notes bear interest at an amended rate of 1.96% per annum and is due on or after June 14, 2026. As of December 31, 2020, $19,600 of interest on the notes was receivable and the remaining unpaid principal balance on the notes was $500,000.

On September 1, 2017, the Company entered into two nine year notes receivable with members upon the redemption of members' interests. On October 6, 2017, the rate at which interest is accrued on the notes was amended. The unpaid principal on this note bears interest at an amended rate of 1.94% per annum and is due on or after September 1, 2026. As of December 31, 2020, $8,148 of interest on the notes was receivable and the remaining unpaid principal balance on the notes was $180,000.

The total notes receivable was $961,423 at December 31, 2020.

8. Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2020, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company entered into an operating lease agreement for office space in San Francisco, California. The term of the lease began on January 1, 2020 and expires on April 30, 2025. For the year ended December 31, 2020, information pertaining to the operating lease was as follows:

Operating Lease ROU Asset	
ROU asset obtained in exchange for operating lease obligation at adoption of ASU 2016-02 on January 1, 2020	$ 2,112,093
Amortization of ROU asset	(353,103)
Operating lease ROU asset as of December 31, 2020	$ 1,758,990

8. Leases *(continued)*

Payments made on operating lease	$ 482,980
Total operating lease cost included in occupancy and equipment rental on the Statement of Income	$ 450,444
Remaining lease term	52 months
Discount rate	5.0 %

Maturities of Operating Lease Liability	
2021	$ 466,580
2022	480,577
2023	494,994
2024	509,844
2025	175,047
Total lease payments	2,127,042
Less discount	(214,601)
Total operating lease liability	$ 1,912,441

On March 1, 2018, the Company entered into a finance lease for office equipment that expires on February 28, 2023. For the year ended December 31, 2020, information pertaining to the finance lease was as follows:

Financed Property and Equipment	
Equipment obtained in exchange for financing lease obligation at adoption of ASU 2016-02 on January 1, 2020	$ 19,197
Amortization of ROU asset	(5,738)
Financed property and equipment as of December 31, 2020	$ 13,459

Payments made on finance lease	$ 6,540
Interest on lease liability included in occupancy and equipment rental on the Statement of Income	$ 802
Remaining lease term	26 months
Discount rate	5.0 %

Maturities of Finance Lease Liability	
2021	$ 6,540
2022	6,540
2023	1,090
Total lease payments	14,170
Less discount	(711)
Total finance lease liability included in other liabilities on the Statement of Financial Condition	$ 13,459

9. Property and Equipment

Property and equipment consist of the following:

Furniture and equipment	$ 260,508
Equipment under finance lease	13,459
Accumulated depreciation	(260,508)
Total	$ 13,459

10. Loan Payable

The Company received a loan from Bank of America, NA in the amount of $340,767 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is subject to a note dated May 1, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The note bears interest at a rate of one percent per annum and is payable in monthly installments of principal and interest over twenty four months beginning twelve months from the date of the loan. The loan may be repaid at any time with no prepayment penalty. The Company has determined that it is eligible for complete forgiveness of the note. As of December 31, 2020, the Company has applied for loan forgiveness and is awaiting approval of complete forgiveness.

11. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's audited net capital was $3,159,778 which exceeded the requirement by $3,106,562.

12. Revenues from Contracts with Customers

The following table presents the Company's total revenues separated between revenues from contracts with customers and other sources of revenues for the year ended December 31, 2020:

Revenues from contracts with customers:	
Investment banking	$ 17,777,880
Reimbursed expenses	52,679
Total revenue from contracts with customers	17,830,559
Other sources of revenue:	
Interest	17,619
Total revenues	$ 17,848,178

12. Revenues from Contracts with Customers *(continued)*

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking
Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements. Financial advisory services primarily consist of fees generated in connection with merger, acquisition and restructuring transactions.

Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided (earned).

12. Revenues from Contracts with Customers *(continued)*

Disaggregation of Revenue
The following tables present the Company's revenues from contracts with customers by business activity for the year ended December 31, 2020:

Major business activity:	
Investment banking – success fees	$ 16,916,239
Investment banking – retainer fees	861,641
Reimbursed expenses	52,679
Total	$ 17,830,559

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2020. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2020.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue was $50,000 and $75,000 as of December 31, 2019 and 2020, respectively.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There were no receivables related to revenue from a contracts with customers as of December 31, 2019 and 2020.

Contract Costs
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2020, reimbursed expense income was $52,679.

13. COVID-19

In March 2020, COVID-19 became a global pandemic and resulted in unprecedented actions by governments around the world to curtail the spread of the disease. These events have resulted in a high level of uncertainty and volatility in the financial markets and have had an enormous impact on business and consumers in all sectors. Since the outcome and timeframe are highly unpredictable, the financial impact to operations cannot be estimated at this time.

14. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance and has determined there were no material subsequent events to disclose.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

VISTA POINT ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")

AS OF DECEMBER 31, 2020

NET CAPITAL		
Total members' capital		$ 5,059,006
Add:		
Loan payable		340,767
Deductions and/or charges:		
Non-allowable assets:		
Investment in securities	$ 1,025,072	
Prepaid expenses	165,977	
Notes receivable from members	961,423	
Deposits	87,523	
Total deductions and/or charges		2,239,995
Net capital		$ 3,159,778
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required of 6 2/3% of aggregate indebtedness of $798,239 or $5,000, whichever is greater		53,216
Excess of net capital over minimum requirement		$ 3,106,562
Aggregate indebtedness		
Accounts payable and accrued expenses		526,048
Deferred revenue		75,000
Refundable deposits payable		43,740
Net operating lease liability		153,451
Total aggregate indebtedness		$ 798,239
Percent of aggregate indebtedness to net capital		25.26%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

AS OF DECEMBER 31, 2020

There was no difference between the Computation of Net Capital above and the corresponding schedule included in the Company's December 31, 2020 Part IIA FOCUS filing.

VISTA POINT ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

FOR THE YEAR ENDED DECEMBER 31, 2020

The Company engages in the private placement of securities, mergers and acquisitions. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3 and there are no items to report under the requirements of this Rule.

REPORT ON EXEMPTION PROVISIONS

PURSUANT TO RULE 17 C.F.R. §240.15C3-3(K)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Vista Point Advisors, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Vista Point Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Vista Point Advisors, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3 because the Company filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.F. §240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions; (2) private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vista Point Advisors, LLC's claim to limiting its business activities to (1) mergers and acquisitions; (2) private placements, and that the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 12, 2021

VISTA POINT ADVISORS

Vista Point Advisors
555 Mission Street, Suite 2650
San Francisco, CA 94105

SEA Rule 15c3-3 Exemption Report

Vista Point Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions; (2) private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vista Point Advisors, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Lyon
Managing Member & CCO

January 20, 2021

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of Vista Point Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Vista Point Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating Vista Point Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Vista Point Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Vista Point Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Vista Point Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 12, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*10*******679******************ALL FOR AADC 940
68852 FINRA DEC
VISTA POINT ADVISORS LLC
555 MISSION ST STE 2650
SAN FRANCISCO, CA 94105-0943

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 26,667

B. Less payment made with SIPC-6 filed **(exclude interest)** (4,538)

7/31
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,129

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. *Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):*

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vista Point Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of January, 20 21.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,796,368
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest	18,488
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 17,777,880
2e. General Assessment @ .0015	$ 26,667
	(to page 1, line 2.A.)